SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____ )*

Adaptive Medias, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00652J 208

(CUSIP Number)

July 19, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00652J 208                                             13G                                             Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Matthew Pinz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,386,170 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,386,170 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,386,170 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0% (2)
12	TYPE OF REPORTING PERSON IN - Individual

(1)

Represents 5,536,170 shares of common stock held by Pinz Capital International, LP of which Matthew Pinz (the “Reporting Person”) is sole director, and 1,850,000 shares of common stock held by ZSP Capital LLC, over which the Reporting Person exercises control. Because of his capacities within the foregoing entities, the Reporting Person may be deemed to be the beneficial owner of all securities of the Issuer held by such entities. The Reporting Person disclaims beneficial ownership of these securities. The amount beneficially owned excludes shares of common stock not outstanding which are issuable pursuant to conversion privileges in derivative securities that are not exercisable within 60 days of the date of this report due to ownership percentage blocker provisions.

(2)	Based on 106,136,948 shares outstanding as of July 19, 2016 according to information provided to the Reporting Person by the Issuer.

CUSIP No. 00652J 208                                             13G                                             Page 3 of 4 Pages

ITEM 1.

(a)

Name of Issuer: Adaptive Medias, Inc.

(b)

Address of Issuer’s Principal Executive Offices: 47 Discovery Suite 220, Irvine, CA 92618

ITEM 2.

(a)

Name of Person Filing: Matthew Pinz

(b)

Address of Principal Business Office or, if none, Residence: 135 East 57th Street, 24th Floor, New York NY 10022

(c)

Citizenship: United States of America

(d)

Title of Class of Securities: Common Stock

(e)

CUSIP Number: 00652J 208

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

See Item 5 through 9 and 11 of cover page. The amount beneficially owned excludes shares of common stock not outstanding which are issuable pursuant to conversion privileges in derivative securities that are not exercisable within 60 days of the date of this report due to ownership percentage blocker provisions.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 00652J 208                                             13G                                             Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2016	By:	/s/ Matthew Pinz
Matthew Pinz